Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 20, 2013

Duc Dang, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	American Realty Capital Properties, Inc. Registration Statement on Form S-4, as amended

File No. 333-192106

Adjusted Funds From Operations Reconciliation

Dear Mr. Dang:

On behalf of American Realty Capital Properties, Inc. (the “Company”), I am submitting this supplemental letter and attachments in response to an oral comment from the Staff of the United States Securities and Exchange Commission, with respect to the registration statement on Form S-4 filed by the Company with the Commission, as amended (No. 333-192106) (the “Registration Statement”), requesting a reconciliation of the figures provided therein with respect to adjusted funds from operations. The response to this oral comment has been provided by the Company to us and is enclosed with this letter as Exhibit A hereto.

Thank you for your prompt attention to this letter. Please direct any questions concerning this response to me at (212) 969-3025.

Yours truly,

/s/ Steven A. Fishman
Steven A. Fishman, Esq.

Exhibit A:

Funds From Operations Reconciliation

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The AFFO of $787.1 million in Schedule A is approximately $51.6 million higher than the annualized AFFO as of September 30, 2013 of $735.5 million in the pro forma funds from operations and adjusted funds from operations. The higher AFFO shown in Schedule A compared to the pro forma historical AFFO is due to the AFFO in Schedule A including management's estimates of cost savings and efficiencies that will be obtained as a result of being a combined company. In particular, operating fees to affiliates would be eliminated due to internalization of the combined company and G&A expenses and interest charges are estimated to decrease due to efficiencies of scale and the impact of adjusted terms of indebtedness expected to occur subsequent to the transactions. These cost savings are partially offset by expected increased personnel charges due to the planned internalization once the Cole merger is consummated. Below is a reconciliation from the AFFO per Schedule A to the annualized AFFO for the nine-month period ended September 30, 2013 per the pro forma financial statements.

AFFO per Schedule A	787,104
Reduction in operating fees to affiliates	(52,764)

Estimated reduction in interest expense and G&A expense, offset by additional personnel costs	1,000
AFFO per Schedule A, as adjusted	735,340
Annualized 9-month Pro Forma AFFO	735,459
Immaterial difference	(119)

The following shows the difference between the 696 million shares included in Schedule A and the 775 million shares (fully diluted) included in the pro forma, which primarily relates to Preferred Series D shares and convertible notes that were issued after the end of the third quarter and the calculation of AFFO per diluted share based on such fully diluted shares.

Pro Forma

AFFO	787,104

Fully diluted shares	775,365

AFFO per share	$1.02

Dividends Per Share	$1.00

Payout Ratio	98.5%

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